UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO.         )

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Sparky Energy Corp.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable)

Alberta

(Jurisdiction of Subject Company’s Incorporation or Organization)

Optimal Resources Inc.

(Name of Person(s) Furnishing Form)

Common Shares

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Alfred Fischer

Chief Executive Officer

Sparky Energy Corp.

#3820, 700 2nd St. S.W.

Calgary, Alberta

T2P 2W2

Telephone Number: (403) 290-1900

with a copy to:

Thomas M. Rose

Troutman Sanders LLP

222 Central Park Avenue, Suite 2000

Virginia Beach, Virginia 23462

Telephone Number: (757) 687-7715

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 29, 2010

(Date Tender Offer/Rights Offering Commenced)

PART I.—INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a) The following documents have been delivered to holders of securities of or published in the home jurisdiction of Sparky Energy Corp. and are required to be disseminated to U.S. security holders or published in the United States:

1.	Notice of Annual and Special Meetings of Shareholders and Joint Information Circular and Proxy Statement (the “Joint Information Circular”).

The exhibit attached to this Form CB shall be deemed to be “furnished” and shall not be deemed to be “filed” with the United States Securities and Exchange Commission.

Item 2.	Information Legends

The required legends are included under the heading “Notice to United States Shareholders” of the Joint Information Circular, a copy of which is furnished as Exhibit 99.1 to this Form CB.

PART II.—INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

None.

PART III.—CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB, Optimal Resources Inc. is filing a Form F-X with the United States Securities and Exchange Commission, appointing an agent for service of process in connection with the transaction to which this Form CB relates.

PART IV.—SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPTIMAL RESOURCES INC.

/S/ DAVE GROHS
Dave Grohs, President, Chief Executive Officer

November 30, 2010
(Date)

2